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                                                                       EXHIBIT 2



                               PURCHASE AGREEMENT

                                 by and between

                       THQ Inc., Calabasas, California/USA

                   - hereinafter also referred to as "Buyer" -

                                       and

                          Funsoft Holding GmbH, Kaarst

            - hereinafter also referred to as "Seller" or "Funsoft" -

                                   as well as

               John Menzies Holding GmbH, Dusseldorf (HRB 32272),

                               Mr. Thomas Matzen,

                                  Mr. Hans Rabe

                                       and

                               Mr. Jurgen Goeldner


      - hereinafter also together referred to as "Seller's shareholders" -





Purchase Agreement THQ/Funsoft Holding GmbH/011298


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                                                                           - 2 -



Preamble:

John Menzies Holdings GmbH, Thomas Matzen, Hans Rabe and Jurgen Goeldner are the sole shareholders of Funsoft Holding GmbH with registered offices in Kaarst and registered with the commercial register of the local court of Neuss under no. HRB 6703. The shareholders have decided to sell the subsidiaries of Funsoft and have already sold most of them. Now, they have come to the conclusion to also sell Funsoft's directly and indirectly held shares in Rushware Microhandelsgesellschaft mbH, Kaarst (hereinafter also referred to as "Rushware"), ABC Spielspa GmbH, Kaarst (hereinafter also referred to as "ABC"), and SOFTGOLD Computerspiele GmbH, Kaarst (hereinafter also referred to as "Softgold"). Softgold has been a subsidiary of Rushware for a certain period, already, whereas the share in ABC has been held by Funsoft and has only been transferred to Rushware on November 11, 1998 (notarial deed no. 4573/1998 of notary Diethelm Linderhaus, Dusseldorf). Further, certain shareholder's loans which Seller has granted to Rushware shall be assigned to Buyer.

NOW, THEREFORE, the parties hereto enter into the following agreement:






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                                                                           - 3 -


                                    Section 1

                         Sale of the Shares in Rushware

1. In Rushware Microhandelsgesellschaft mbH, registered with the commercial register of the local court of Neuss under no. HRB 6764, which has a stated capital of DM 1,000,000.--, Seller holds a share in the nominal value of DM 1,000,000.--.

      In ABC SpielspaB GmbH with registered offices in Kaarst, registered with the commercial register of the local court of Neuss under no. HRB 6996, which has a stated capital of DM 50,000.--, Rushware holds a share in the nominal value of DM 50,000.--.

      In SOFTGOLD Computerspiele GmbH with registered offices in Kaarst and registered with the commercial register of the local court of Neuss under no. HRB 6207 has a stated capital of DM 1,000,000.--. Rushware Microhandelsgesellschaft mbH holds a share in Softgold in the nominal value of DM 1,000,000.--.

2. The capital contributions regarding the abovementioned shares in Rushware, ABC and Softgold have been fully paid in under the terms of and in accordance with the Articles of Association. They have not been regranted. The abovementioned shares are the unrestricted property of Funsoft and Rushware, respectively, and are free of any third party rights. Neither do any agreements with third parties under the law of obligations concerning those shares, in particular no preemption rights, nor obligations to offer for sale, voting commitments, fiduciary relationship or the like exist.
      The shareholders' rights and obligations are exclusively subject to the Articles of Association of the respective company.
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                                                                             -4-



3. Seller shall sell to Buyer which hereby shall accept such sale the share in Rushware owned by it as specified in Section 1 (1.) above (the "Share") with all rights and obligations associated therewith, including the right to participate in all distributions of profits not distributed sofar.

4. Since Seller is the sole shareholder of Rushware, neither do co-shareholders exist who are entitled to pre-emptive rights nor is there need of approval of the share transfer as contemplated herein by other shareholders or the shareholders' meeting as generally provided by Section 6 of the Articles of Association of Rushware.

5.    Seller warrants and represents to Buyer that

      - the statements made in the foregoing paragraphs 1. and 2. are complete and accurate;

      - the stated share capital of Rushware, ABC and Softgold has been fully paid in and was regranted neither to the shareholders or to any companies associated with them nor to any persons close to them (Section 30 GmbHG);

      - Rushware, ABC and Softgold have not entered into any legal transaction of a different business sector nor into any liabilities which, within the ordinary course of business, can no longer be considered as auxiliary or ancillary transactions in connection with their activities as specified in the Articles of Association.


      For the legal consequences of a violation of the above representations,
      Section 7 (1.) - (9.) hereof shall apply.

6. The parties are aware that the above-stated contractual obligation to transfer the Share and, thus, the entire present Agreement, has to be notarized. The parties hereto are further aware that with the notarization of the in-rem share transfer agreement the formal defect and, thus, the defect of the entire present Agreement will be remedied.


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      They will have this Purchase Agreement or the share transfer agreement notarized immediately after having signed this Agreement.


                                    Section 2

                   Sale and Assignment of Shareholder's Loans


1. Seller has granted shareholder's loans to Rushware in the amount of DM 9.5 million (say: Duetsche Mark nine million five hundred thousand) (hereinafter also referred to as the "Shareholder's Loans"). Seller hereby assigns the aforementioned Shareholder's Loans to Buyer conditional upon the transfer and assignment of the Share to Buyer pursuant to Section 4.1, and Buyer hereby accepts such assignment. Rushware has agreed to such assignment by statement dated December 2, 1998, which is attached hereto AS ANNEX 1.

2. Seller hereby guarantees that no loans other than those sold to Buyer pursuant to para. 1 hereof have been granted by Seller, Seller's shareholders or persons or companies related with them to, and are outstanding from Rushware, Softgold or ABC .


                                    Section 3

                                 Purchase Price

1. The aggregate purchase price (the "Purchase Price") for the Share and the Shareholder's Loans shall amount to DM 10,000,000.-- (say: Deutsche Mark ten million). The Purchase Price shall be allocated as follows:



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      -  DM 500,000.-- shall be paid as consideration for the Share

      - DM 9,500,000.-- shall be paid as consideration for the assigned Shareholder's Loans

2.    The Purchase Price shall become due and payable as follows:

      a) DM 2,500,000.-- (say: Deutsche Mark two million five hundred thousand) shall be paid in cash (via wire transfer) upon the execution of this Agreement pursuant to Section 4.

      b) DM 2,500,000.-- (say: Deutsche Mark two million five hundred thousand) shall not be paid in cash but by assigning an amount of THQ Inc. common stock representing a market value of DM 2,500,000.-- to Seller upon the execution hereof. The number of THQ common shares to be assigned in accordance with the foregoing sentence shall be calculated based on the average closing stock price of THQ Inc. common stock on NASDAQ and the DM-amount to be converted into US$ at the average official closing exchange rate quoted in the Wall Street Journal for the five trading days ending on the fourth trading day preceding the date hereof, such price as calculated for each individual share referred to as the "Share Price".


      c) DM 5,000,000.-- (say: Deutsche Mark five million) shall not be paid in cash but in common shares of THQ Inc. (the "Escrow Shares"). The number of Escrow Shares shall be determined in accordance with the provisions in paragraph (b). The Escrow Shares upon the execution hereof shall not be delivered to Seller but instead shall be delivered to State Street Bank and Trust Company of California, N.A., which shall act as Escrow Agent for the Escrow in accordance with the Escrow Agreement attached hereto as ANNEX 2. Seller shall have the right, at any time after the Escrow Shares have been registered for sale by



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                                                                             -7-



          Seller under the U.S. Securities Act of 1933 and while such registration is in effect, to request that all or part of the Escrow Shares be sold, the net proceeds of such sale up to DM 5,000,000.-- to be paid directly into the Escrow, and any amount in excess of DM 5,000,000.-- (in case of a sale of part of the Escrow Shares, the amount in excess of the respective pro-rata amount of DM 5 mio.) to be released to Seller. In the event of such a request, Buyer and Seller shall give without undue delay ("unverzuglich") the Escrow Agent joint instructions to deliver the Escrow Shares for sale, and shall cooperate in effecting such sale and causing the net proceeds to be returned to the Escrow and any excess over the abovementioned threshold be paid out to Seller.

          Ten business days after the 1998 Financial Statements and the 1998-Consolidated Financial Statements have been finally agreed between the parties or are deemed accepted by Seller, or they have become binding by experts' decision in accordance with Section 16, whichever is the earlier, (the "Escrow Payment Date"), the Escrow Shares and/or the cash in Escrow (plus any interest accrued thereon) shall be delivered from the Escrow Agent to Seller, except for DM 3,000,000.-- cash (plus interest thereon), should there not be in the Escrow such an amount in cash, the equivalent in Escrow Shares, calculated on the average closing stock price on NASDAQ on and the average US$/DM exchange rate as quoted in the Wall Street Journal for the five trading days ending on the Escrow Payment Date (should the Escrow Payment Date not be a trading day, the last trading day immediately preceding the Escrow Payment Date), (the "Holdback Cash/Shares"), which shall be released in accordance with paragraph
          (d), infra, only, and except that any cash or shares due to Buyer pursuant to Section 5 (6.) (c) hereof shall be delivered to Buyer. Further, if Buyer has raised claims against Seller and/or Seller's shareholders under and in accordance with this Agreement, cash in Escrow (and interest accrued thereon), or - if insufficient - Escrow Shares equivalent to the amount of such claims shall only be released to Buyer or Seller, as the case may be, once these claims have been settled, be it by agreemenT agreemenT the parties, or by final decision of a court or expert arbitration. Pursuant to the Escrow Agreement, releases from the Escrow by the Escrow Agent will take place upon written instruction of both parties or final decision of a court or expert arbitration, only; each party undertakes to instruct the Escrow Agent in writing to release shares, cash and/or interest accrued in accordance with the terms of this Agreement without undue delay if and when such release becomes due pursuant to the terms of this Agreement.

      d) The Holdback Cash/Shares shall be held in the Escrow and released as provided in this paragraph. The Holdback Cash/Shares, and any interest accrued thereon, shall be paid to Seller two years following the date hereof, or ten days after assessments or amended assessments of the tax authorities regarding all tax issues and fiscal charges (Section 3
          AO) related to Rushware, ABC and Softgold for the period(s) ending on or prior to December 31, 1998, have become res judicata, whichever is the earlier, except for such amount (or shares) equivalent to the value of any claims (plus interest accrued thereon) raised by Buyer under and in accordance with this Agreement which have not been settled upon such date; in no event, however, shall the Escrow by releases to the Seller be reduced to an amount of less than DM 750,000.-- (plus claims raised at such time, including interest accrued thereon) earlier than 6 months after the Escrow Payment Date. The amount withheld for claims raised (in total or successively in parts) shall be released to Buyer or Seller, as the case may be, once the claims raised have been settled, be it by agreement of the parties or by final decision of a court or expert arbitration. If cash amounts referred to in this para. (d) need to be converted into quantities of Holdback Shares, such calculation shall be based on the average official closing DM/US$ exchange rate as quoted in the Wall Street Journal for the five trading days ending on the fourth day preceding the release date and the average closing stock price of

          THQ common stock on NASDAQ during such five-day period (should such release date not be a trading day, the last trading day preceding such date).

      e) The THQ common stock to be assigned from Buyer to Seller under this provision will not be registered upon the the date of the execution hereof. Buyer shall make best efforts to procure that the stock delivered to Seller under this provision shall be registered with the U.S. Securities and Exchange Commission, thus making the stock freely tradeable on NASDAQ. It is anticipated that such registration will take place within three months after the date hereof. Should such registration not have taken place 180 days after the date hereof, Seller shall be entitled to request from Buyer payment of the total Purchase Price in cash against contemporaneous (re-)assignment of the THQ Inc.-common stock to Buyer, such cash payments to be made directly to Seller or into the Escrow as provided in paras. (a) - (d), supra.

      f) Seller is acquiring the shares of common stock of THQ Inc. issuable to the Seller pursuant to this Agreement for its own account and not for the purpose of or with a view to the distribution of such shares. Seller acknowledges and agrees that (i) such shares will not upon their issuance to Seller be registered under the United States Securities Act of 1933, (ii) such shares may not be sold or transferred by Seller in the absence of such registration or an exemption from registration under such act, (iii) the certificate(s) evidencing such shares will initially bear a restrictive legend to the effect set forth in the preceding two clauses, and (iv) the certificates evidencing the Escrow Shares will also bear a legend to the effect that the Escrow Shares are subject to certain restrictions upon transfer in accordance with the terms of this Agreement. Seller has received and has had an opportunity to review the following filings made by Seller with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934: Annual Report on Form 10-K for the fiscal year ended December 31, 1997; Quarterly Report on Form 10-Q for the




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                                                                            -10-



          fiscal quarters ended March 31, 1998 and June 30, 1998 and September 30, 1998, and Current Reports on Form 8-K dated January 6, March 30, May 1, July 27, August 12 and September 8, 1998.

      g) Buyer guarantees that the average market value of the THQ Inc. common stock issued to Seller pursuant to this Section 3 (including the Escrow Shares) on the (i) five trading days ending on February 26, 1999 (should February 26, 1999 not be a trading day, the trading day immediately prior thereto), or (ii) the five trading days immediately following registration of the THQ common stock issued to Seller, should the stock not have been registered on February 26, 1998, does not fall short of the Share Price (both calculated in DM). The average market value of the THQ common stock for such period is to be calculated based on the average closing stock price on NASDAQ and the average official closing DM/US$ exchange rate as quoted in the Wall Street Journal for the respective five-day period. Seller shall not be entitled to claims under this guarantee with respect to such THQ common shares which Seller has sold prior to the above-referenced five-day period. Any payments under this guarantee relating to THQ Inc. shares held in Escrow shall not be made directly to Seller but into the Escrow and be subject to the above release provisions (paras. c and d).


                                    Section 4

                                    Execution

Upon the execution, the following declarations shall be made and measures taken:

1. assignment of the Share pursuant to the Share Transfer Agreement attached hereto as ANNEX 3;

2.    signing of the Escrow Agreement as provided in ANNEX 2;

3.    payment of purchase price/transfer of THQ Inc. common stock pursuant to
      Section 3 hereof;

4. provision of resignation statements of all managing directors of Rushware, ABC and Softgold (except for Mr. Goeldner) by Seller

5. termination of the Profit and Loss Absorption Agreement between Seller and ABC dated September 13, 1996;

6. termination of the management contract ("Umlagevertrag") between Funsoft on the one side and - inter alia - Rushware, Softgold and ABC on the other side dated March 8, 1992 as provided in ANNEX 4;

7. Provision to Seller of a legal opinion issued by Sidley & Austin, a draft of which is attached hereto as ANNEX 5;

8. other declarations and measures in respect of which this Agreement or its annexes provide the execution hereof as date of declaration and/or performance.


                                    Section 5

      1998-Financial Statements/Purchase Price Adjustment/Rescission Right

1. Buyer shall ensure that financial statements (balance sheets and profit and loss accounts) of Rushware, ABC and Softgold for the period starting January 1, 1998 through December 31, 1998 24:00 hrs (hereinafter also together referred to as the

      "1998-Financial Statements") are established. The 1998-Financial Statements shall - besides and independently from the statutory annual financial statements for the fiscal year of 1998 - be established in compliance with the statutory provisions on the valuation and accounting of large corporations and in accordance with the German generally accepted accounting principles as well as in compliance with the principle of balance sheet and valuation continuity and consistency (including the application of the principle that the valuation method used in the tax balance sheet must follow that used in the commercial balance sheet and - to the extent provided in the Commercial Code - vice versa, "umgekehrtes MaBgeblichkeitsprinzip"). They shall be complete and correct and give a true and fair view of the actual assets, financial and income situation of the companies as of the respective balance sheets date. In any case, however, the 1998-Financial Statements shall be prepared in accordance with the provisions provided for in ANNEX 6 which shall prevail in case of deviations from the aforementioned general principles. Further, Buyer shall ensure that consolidated financial statements of the three companies based on the 1998-Financial Statements are established in accordance with the above principles (the "1998-Consolidated Financial Statements").

2. Seller is entitled to review the audit by Buyer's/the companies' auditors and to do additional auditing simultaneously with Buyer's/the companies' auditors or thereafter, as Seller at its discretion considers necessary or desirable. The parties assume that such simultaneous audit and review will occur not only after but already at the time of the preparation of the draft 1998-Financial Statements and 1998-Consolidated Financial Statements. Seller will engage auditors or other advisors for such purpose. Buyer shall ensure that Seller's auditors will have access to the books and records of Rushware, ABC and Softgold, and to relevant personnel and officers of the company, and that the companies' auditors will grant access to their working papers concurrently with the audit by them; Seller shall, vice versa, ensure that its auditors grant access to their working papers to Buyer and its auditors at the same time. Both



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      parties shall ensure that Seller's auditors, if any, and Buyer's/the companies' auditors will coordinate their work. Seller shall receive a copy of the final draft of the reports.

3. Buyer shall endeavour to submit the draft 1998-Financial Statements including the auditor's reports and the draft 1998-Consolidated Financial Statements to Seller not later than on February 28, 1999.

4. The 1998-Financial Statements and the 1998-Consolidated Financial Statements shall become binding by written agreement of the parties. If Seller does not notify Buyer of any objections within thirty days following receipt of the draft 1998-Financial Statements the auditors' reports thereon and the draft 1998-Consolidated Financial Statements, they shall be deemed accepted by Seller. If Seller notifies Buyer within thirty days following receipt of the above drafts of any objections, both parties then shall try to amicably settle Seller's objections. If the parties cannot reach (written) agreement within 10 days following the receipt objections by Buyer, the disputed items shall be referred to the experts following the procedure described in Section 16 below.

5. All costs arising out of and in connection with the establishment and audit of the 1998-Financial Statements and the 1998-Consolidated Financial Statements referred to in this section shall be borne by Buyer, notwithstanding the fact that a provision is to be made in the 1998-Financial Statements and the 1998-Consolidated Financial Statements for costs of the annual audits (including preparation of tax declarations) in the total amount of DM 115,000.-- for all companies. Seller shall bear all costs incurred in connection with the review of the audit of the 1998-Financial Statements and the 1998-Consolidated Financial Statements by him and his advisers (including accountants). The costs of the expert proceeding shall be allocated as described in Section 16 (5.) below.



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6.    The Purchase Price shall be adjusted in accordance with the final
      1998-Consolidated Financial Statements as follows (the "Adjusted Purchase Price"):

      (a) If and to the extent that as of December 31, 1998 the Net Value as provided in the 1998-Consolidated Financial Statements amounts to less than DM 10 million (say: Deutsche Mark ten million), Seller shall within seven business days following the final determination of the 1998-Consolidated Financial Statements pay to Buyer in cash the amount of the shortfall, in no event, however, more than DM 10,000,000.--.

      (b) If and to the extent the Net Value exceeds DM 10 million, Buyer shall within seven business days pay to Seller one third of the excess amount, such payment, however, not to be made in cash but to be made in common shares of THQ Inc. based on the average closing stock price on NASDAQ on the five trading days ending on the Escrow Payment Date and the average official closing US$/DM-exchange rate as quoted in the Wall Street Journal for such period (should the Escrow Payment Date not be a trading day, the last trading day immediately preceding the Escrow Payment Date).

      (c) If Seller fails to make the cash payment provided for in paragraph (a) above, Buyer shall be entitled to request to be withheld from the release of cash from the Escrow or - if not sufficient - of Escrow Shares (as provided in Section 3.2 c) the amount of cash or the number of Escrow Shares equal to the outstanding cash payment (as converted into US$ utilizing the average official closing exchange rate as quoted in the Wall Street Journal for the five trading days ending on the Escrow Payment Date) divided by the lower of the Share Price or the average closing stock price on NASDAQ on the five trading days ending on the Escrow Payment Date (should the Escrow Payment Date not be a trading day, the last trading day immediately preceding the Escrow Payment Date).

      (d) Net Value is to be determined based on the 1998-Consolidated Financial Statements, as the sum of net equity values, this to be the sum of subscribed and paid-in share capital (Stammkapital), capital reserves (Kapitalrucklagen) other revenue reserves (andere Gewinnrucklagen), annual surplus or loss (JahresuberschuB oder -fehlbetrag), the profits or losses carried forward (Gewinn- und Verlustvortrage), and the Shareholder's Loans.

      Any claims of Buyer or Seller for cash payments pursuant to this Section 5 shall bear interest at a rate of 5% p.a. as of the date hereof.

      Should the Net Value become zero or negative, Buyer is entitled to rescind this Agreement.

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                                    Section 6

                         Representations and Warranties

Seller shall give the following representations and warranties to Buyer as of the conclusion of this Agreement or such other date as provided hereinafter:

1. The statement on the corporate and ownership structure contained in Section 1 hereof are correct. Seller is entitled to dispose of the shares sold by it in accordance with this agreement without any limitation and without violating any other obligations. Said shares also do not constitute its total assets or almost its total assets as defined in Section 419 BGB.

2. The audited annual financial statements of Rushware, ABC and Softgold for the 1995, 1996 and 1997 fiscal years, and the 1998-Financial Statements and the 1998-Consolidated Financial Statements have been, or will be, prepared in compliance with the statutory provisions under valuation and accounting of large corporations and in accordance with the German generally accepted accounting principles as well as in compliance with the principle of balance sheet and valuation continuity and consistency (including the application of the principle that the valuation method used in the tax balance sheet must follow that used in the commercial balance sheet and - to the extent provided in the Commercial Code - vice versa ("umgekehrtes MaBgeblichkeitsprinzip") except as otherwise provided in ANNEX 6 with respect to the 1998-Financial Statements and the 1998-Consolidated Financial Statements. They are complete and correct and give a true and fair view of the actual asset positions, the financial position and income position (Vermogens-, Finanz- und Ertragslage) of the companies as of the respective balance sheet dates.

3. Except as set forth in ANNEX 7 the fixed and current assets shown in the balance sheets were, or will be, on the respective balance sheet dates the unrestricted property of Rushware, ABC and Softgold without being charged with any third party rights, except for retentions of title and statutory liens within the ordinary course of business. Save the liabilities considered in the financial statements as of December 31, 1997, there were no further liabilities as of December 31, 1997, and, save those that will be considered in the 1998-Financial Statements and the 1998-Consolidated Financial Statements, there will have been no further liabilities as of December 31, 1998, not even for social security contributions or other public-law contributions, charges or other duties. The trade accounts receivable shown in the 1998-Financial Statements and the 1998-Consolidated Financial Statements will be collected after considering the total of all provisions for bad debt up to June 30, 1999. On the date hereof, Rushware, Softgold and ABC do not have debt or liabilities other than debt and liabilities incurred in the ordinary course of business, i.e. - on a consolidated basis - bank debt limited to up to DM 2.5 million resulting from Sony disc manufacturing costs, DM 8,832,700.-- bank debt resulting from the prepayment of LucasArts license fees and DM 585,000.-- bank debt resulting from prepaid development and license fees (DM 120,000.-- ANCO/Player Manager 1999; DM 160,000.-- Toka/Legend; DM 180,000.-- Synetic/Mercedes Trucks; DM 125,000.-- All Vision/Turricean 3D) and DM 100,000.-- other bank debt, accruals and provisions, payments to suppliers and customers, and other liabilities and payables in accordance with German generally accepted accounting principles and in accordance with past practice.

4. Guarantees and bonds or other in-rem or in-personam securities, except for customary performance and warranty bonds, have not been granted by third persons in favor of Rushware, Softgold and/or ABC nor by the letter in favor of third persons (including the Seller and its shareholders and companies affiliated therewith) except as provided in ANNEX 7.

5. Rushware, ABC and Softgold have obtained all public-law and private-law licences and permits for their current business operations as well as for the operational

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      facilities, equipment and buildings used or occupied by them. They comply with the public-law provisions and the requirements set by the professional associations. The supply and disposal required for the unlimited continuation of the business operations of Rushware, ABC and Softgold, including the disposal of waste and sewage, is guaranteed. Requirements and orders, in particular those issued by the building and trade inspection offices, neither have been issued or threatened, nor are any circumstances known which justify any such requirements and orders which may cause substantial financial expenditure after the date hereof.

6. Rushware, Softgold and ABC to the best of Seller's knowledge do not violate any patents, utility models or other industrial property rights of third parties. Third parties also have not claimed such a violation or asserted other rights with respect to the property rights used or filed by Rushware, Softgold and ABC for registration and with respect to their know how. The names of Rushware, ABC and Softgold, or parts thereof, have not been granted under licence to any third party with the knowledge an consent (formal or tacit) of Seller or its shareholders, and the names have not been challenged by any third party, except that ABC Switzerland has been granted the right to use the "ABC" trademark and logo in connection with software rackjobbing distribution in Germany.

7. With the exception of the contracts, obligations, registration or application documents which have been disclosed to Buyer and a copy of which has been provided with its endorsement, Rushware, ABC and Softgold have no further rights and/or obligations arising out of the following legal relationships:

      7.1   patents, trademarks, other industrial property rights;

      7.2 licence and know how agreements, irrespective of whether they are licensors or licensees;

      7.3 distribution agreements with commercial agents, traders on own account, commercial travellers or other continuous contracts with third parties as subcontractors, consultants, free lancers and the like;

      7.4 commitments to grant profit- or turnover-related remunerations or fringe benefits to employees;

      7.5 contracts, commitments and agreements with respect to a company or other old-age or health insurance scheme;

      7.6 non-competition arrangements in favor or to detriment of either company;

      7.7 loan agreements as borrowers or lenders, save usual employer loans and advances up to the amount of one monthly salary;

      7.8 skeleton and fix agreements containing purchase or delivery obligations surviving December 31, 1998, and exceeding DM 500,000.-- p.a. for each contract partner, except for catalogue business;

      7.9 employment contracts deviating from the standard employment agreement provided in ANNEX 8; arrangements for redundancy payments in favor of employees going beyond minimum rights under existing statutory law;

      7.10 agreements with works councils (Betriebsvereinbarungen) or customary rights of the employees (betriebliche Ubung);

      7.11 other contracts or obligations outside the ordinary course of business leading to obligations exceeding DM 100,000 net p.a. in each individual case;

      7.12 as recipient of public benefits, subsidies or other financial aid the receipt or maintenance of which is subject to the structure of the group of shareholders or the legal structure of the company or the continuation of its business in its current form or which have to be repaid from future income.

8. ANNEX 9 correctly reflects all employees employed by or engaged in the business of Rushware, Softgold and ABC as of December 1, 1998 and the terms of their employment at those dates (employer, age, seniority, annual salary, other fringe benefits not provided for in agreements with the works council, function, special status). There are no deviations of the employment conditions of the employees from the standard employment agreement provided in ANNEX 10 and the agreements with the workers' council (Betriebsvereinbarungen) and applicable law except as reflected in ANNEX 8. Collective bargaining agreements are non-applicable.

9. So far, only the following persons have been entitled to represent the companies:

      a)  Rushware

          as managing directors:

          Hans Rabe and
          Jurgen Goeldner
          both of them entitled to solely represent the company and released from the restrictions of self-dealing etc. under Section 181 German Civil Code (BGB);

          Walter Roller (until June 25, 1996)
          Peter Becker
          with joint power of attorney, released from the restrictions of
          Section 181 BGB

          as procurators:

          Klaus Peter Paul Kuschke
          with joint power of attorney



      b)  Softgold

          as managing directors:

          Hans Rabe and
          Jurgen Goeldner
          both of them entitled to solely represent the company and released from the restrictions of Section 181 BGB

          Marc Alexander Ullrich (until April 18, 1991) with individual power of attorney and released from the restrictions of Section 181 BGB

          Ulrich Conrath (until May 27, 1998)
          with joint power of attorney and released from the restrictions of
          Section 181 BGB


          as procurators:

          Bernhard Morell (until April 8, 1994) and
          Ulrich Conrath (until June 30, 1994)
          both with joint power of attorney

      c)  ABC

          as managing directors:

          Hans Rabe
          Jurgen Goeldner
          both with individual power of attorney and released from the restrictions of Section 181 BGB

          Klaus-Peter Kuschke,
          with joint power of attorney and released from the restrictions of
          Section 181 BGB

          Takayuki Kamikura (until April 13, 1995),
          Aki Kodama (until May 18, 1993) and
          Shoichi Iida (until April 13, 1995)
          all three with individual power of attorney and released from the restrictions of Section 181 BGB


      Only the persons listed in ANNEX 11 have sofar been authorized to sign vis-a-vis the banks of Rushware, ABC and Softgold, with sole or joint power as indicated in the list.

10. Legal disputes for and against Rushware, ABC and Softgold are neither pending nor threatened except for those listed in ANNEX 12. There are also no circumstances likely to give rise to any such disputes.

11. There are no claims and/or liabilities resulting from defective products, including but not limited to product liability obligations or obligations for recall of defective products, and there will be no such claims and/or liabilities resulting from defective products except as fully provided for in the 1998-Financial Statements and the 1998-Consolidated Financial Statements, which are not covered by claims of Rushware, ABC and Softgold under insurance policies. With respect to game software, this representation and warranty is limited to the best of Seller's knowledge.

12. The insurance policies listed in ANNEX 13 hereto are valid and effectively entered into with such insurance companies and for the amounts and risks as listed therein. All premiums due on the above policies have been duly paid, and to the best knowledge of Seller, there are no circumstances where any such policy might be voidable or which are likely to result in an increase of premiums.

13. Rushware, ABC and Softgold to the best of Seller's knowledge are not in default with the fulfillment of any private and public-law obligations, and this case is also not likely to happen soon after the date hereof. The operations and assets of the companies in all respects comply with applicable statutory provisions and administrative orders. None of the contracts concluded by Rushware, ABC and Softgold - with the exception of those listed in ANNEX 14 - can be terminated or otherwise be cancelled because the shareholder structure of Rushware and ABC changes. Upon conclusion of this agreement, Seller is not aware of any other special legal or actual circumstances which - singly or jointly - already today give rise to the assumption that the operation and the unrestricted continuation of the business of Rushware, Softgold and/or ABC and their profitability are, or will be, persistently jeopardized.

14. Rushware, ABC and Softgold have filed in a due and proper manner all declarations as to social security contributions to be submitted by them.

15. All assets and agreements necessary or useful for the business as operated by Rushware, ABC and Softgold on and before (business year 1998) the date hereof are owned by or assigned to the respective company and are free from any third-party rights except as otherwise explicitly provided in this agreement and in ANNEX 7 hereto. The assets owned by the companies and the buildings and constructions used by them are in good working order and do not show any defects affecting the operation of the business of the companies exceeding normal wear and tear.

16. From January 1, 1998 to the execution hereof, Rushware, ABC and Softgold and their businesses have been operated and all transactions were implemented in the ordinary course of business and in accordance with past practice and with the diligence of an ordinary merchant (Sorgfalt eines ordentlichen Kaufmannes); no extraordinary obligations were created; no material adverse change, no material deterioration of the assets and income situation of the companies has occurred after December 31, 1997. No open or hidden distributions of profits to shareholders or any persons or companies close to them have been made after December 31, 1997.

17. Neither Rushware nor Softgold or ABC are liable for or have to bear costs or expenses in connection with any former subsidiaries or interests held by them in other companies in the past, or in connection with the liquidation of any such subsidiaries or companies, which are not accrued or provided for in the 1998-Financial Statements and the 1998-Consolidated Financial Statements.

18. Insofar as the above provisions are based on the knowledge of Seller, the knowledge of any of the shareholders of Seller or of the managing directors of Rushware, ABC and Softgold shall be attributable to the Seller's knowledge. Where representations or warranties are made to the best of Seller's knowledge, this shall imply due and careful inquiry. All statements made by Seller are true, complete and correct and are not misleading, neither by way of omission nor otherwise.


                                    Section 7

                               Legal Consequences

1. Should one of the above warranties and representations be incorrect or incomplete upon conclusion of this agreement, Seller shall - at Buyer's option - put either Rushware, ABC or Softgold, as the case may be, or Buyer in a position it would have been in if the corresponding representation or warranty had been correct and complete. If the incorrectness or incompleteness consists in the assumption of a contractual obligation or liability, Seller shall indemnify and hold Rushware, ABC, Softgold or the Buyer harmless without any limitation except as otherwise provided in this Agreement against the assignment or other surrender of all rights and claims arising therefrom for the respective company or Buyer. Buyer's claims under this provision shall bear interest at a rate of 5% p.a. as of the date on which Purchaser raised such claims against Seller; the foregoing shall not limit claims of Purchaser for reimbursement of interest payable to third parties.

2. Warranty claims can only be asserted if and to the extent they exceed in total an amount of DM 100,000.--. The parties agree that funds (cash or shares) in Escrow which are available after settlement of claims according to Section 5 (6.) (a), (c), if and to the extent available, shall be used for settlement of warranty claims.

3. If and to the extent that claims are asserted by third parties against Rushware, ABC, Softgold and/or Buyer which may lead to claims based on the abovementioned warranties and representations, Seller shall be immediately notified thereof and given an opportunity of defending any such claims. Any costs associated therewith shall be advanced and borne by Seller.

4. Any Net Value as of December 31, 1998 in excess of the amount guaranteed in accordance with Section 5 (6.) (a), and not paid out to Seller under
      Section 5 (6.) (b) or taken into consideration pursuant to Section 8 (2.),
      Section 9 (4.), shall be credited to Seller with respect to payments due under and in accordance with this Section 7.

5. All claims of Buyer based on the abovementioned provisions shall become statute-barred upon expiration of June 30, 2000.

6. Buyer cannot assert any claims based on facts which are mentioned in the due diligence reports of Deloitte & Touche, Dusseldorf, dated October 12, 1998, and Bruckhaus Westrick Heller Lober, dated November 30, 1998 in the minutes of the meeting of the parties on November 11/12, 1998 as signed by both parties or on circumstances or facts which have been brought to its knowledge in writing at or prior to the time of the conclusion of this agreement. In this context, all circumstances and facts explicitly disclosed in the respective annex hereto shall be deemed to be known to Buyer. Section 460 German Civil Code (BGB) is excluded.

7. Buyer shall not be entitled to claims under the above representations and warranties if and to the extent such claims are based on acts or omissions of or controlled by Buyer after the date hereof until December 31, 1998.

8. The right of repudiation, recission and compensation as well as any statutory claims for reduction of the purchase price or damages - except for claims under the law of torts (Sections 823 sqq. German Civil Code) and except as explicitly provided otherwise in Section 5 (6.) - shall be excluded.

9.    Any defects of title shall be subject to the statutory provisions.


                                    Section 8

                      Taxes and Other Public Contributions

1. Seller warrants to Buyer that, as of the date hereof, Rushware, ABC and Softgold have duly and timely filed all tax returns and social security statements. Seller and Buyer agree to immediately seek to have the appropriate tax authorities conduct a (voluntary) tax audit of Rushware, ABC and Softgold for the period(s) until December 31, 1998.

2. If and to the extent that taxes, social security contributions or other public contributions are or will be payable in respect of any period prior to December 31, 1998 by Rushware, ABC, Softgold or their successors, which have not been satisfied or are accrued or provided for as liabilities in the 1998-Financial Statements and the 1998-Consolidated Financial Statements, Seller shall pay the assessed amounts including any penalties and interest thereon to Buyer. Any payments are to be treated as purchase price adjustments of the total purchase price defined in Section 3. Buyer shall with respect to taxable events which have occurred after the date hereof until December 31, 1998 if such taxes have neither been paid prior to December 31, 1998 nor have been accrued or provided for in the 1998-Financial Statements and the 1998-Consolidated Financial Statements not be entitled to request reimbursements of any penalties or interest becoming due. The same applies with respect to other public contributions. Any Net Value as of December 31, 1998 in excess of the amount guaranteed in accordance with Section 5 (6.) (a), and not paid out to Seller under
      Section 5 (6.) (b) or taken into consideration pursuant to Section 7 (4.),
      Section 9 (4.), shall be credited to Seller with respect to such tax payments.

3. If and insofar as additional taxes (Mehrsteuern) are equalized by tax reductions (Mindersteuern) which Buyer and/or Rushware, ABC or Softgold, respectively, or their successors would not have obtained otherwise (e.g. because of an allocation to different tax periods), while taking into consideration reasonable discounting (5.5%), there shall be no obligation to compensate the additional taxes.

4. Claims under this Section 8 shall be time-barred after six months starting with the date upon which an additional assessment or amended assessment by the competent authorities becomes res judicata.

5. Seller is - at its own cost - entitled to participate in the handling of tax field audits (including the participation in meetings with the tax authorities) covering the business years prior to and including 1998. Buyer will provide Seller without delay full information concerning any tax or other public contribution audit of Rushware, ABC or Softgold and of any attempt of the relevant authorities to make any charge or to disallow any relief or allowance for any period through December 31, 1998. Buyer shall give, or shall cause Rushware, ABC and Softgold to give, to Seller or his advisors full access to the books and records of the respective company. If no agreement can be reached with the authorities with regard to a disputed tax or other public contribution item, Buyer shall file, or shall cause Rushware, ABC or Softgold, as the case may be, to file, any remedy and/or appeal against the decree or other decision following the instructions of Seller. Seller, however, shall exercise its rights to do so in good faith and with due regard to Buyer's and/or Rushware's, ABC's, Softgold's or their successors' reasonable interests. The costs of such proceedings shall be advanced and be borne by Seller.


                                    Section 9

                             Environmental Indemnity

1. Seller undertakes to indemnify and hold harmless Buyer or - at Buyer's choice - Rushware, ABC, Softgold and/or their legal successors from any liability (including survey and remediation costs) arising out of or in connection with any contamination of soil or water, which has occurred on the companies' former premises.

2. Seller undertakes to indemnify and hold harmless Buyer or - at Buyer's choice - Rushware, ABC, Softgold and/or their legal successors from any liability, reduction in value and/or other costs, expenses and damages arising out of or in connection with any contamination of soil or water (and/or the survey and remediation thereof) which has occurred on the current premises of Rushware, ABC and Softgold, or which either of these companies (or any of its predecessors) has caused on any other premises and the survey and remediation of which is required by law or applicable regulation or can be or will be required by administrative decree or by court decision in favor of a third party.

3.    Section 7(2.), (3.) and (5.) shall apply.

4. Any Net Value as of December 31, 1998 in excess of the amount guaranteed in accordance with Section 5 (6.) (a), and not paid out to Seller under Section 5 (6.) (b) or taken into consideration pursuant to Section 7 (4.), Section 8(2.), shall be credited to Seller with respect to payments due under and in accordance with this Section 9.


                                   Section 10

              Employment Agreement between Seller and Mr. Goeldner

      Buyer and Seller agree that Seller shall agree to terminate the Service Agreement of Mr. Goeldner with Seller with effect as of the date hereof and that Seller shall release Mr. Goeldner from any post-contractual non-compete undertaking, if any.


                                   Section 11

                             Business Transformation

1. Seller has entered into a Domination and Profit and Loss Absorption Agreement with ABC dated September 13, 1996. Seller will not exercise any direction rights it may have under said Agreement with ABC after the date hereof. Seller hereby waives any and all claims for a transfer of profits by ABC as of the date hereof to it. Buyer undertakes to indemnify and hold harmless as of the date hereof Seller from all claims for loss compensation resulting from and arising under the aforementioned Profit and Loss Absorption Agreement as well as any claims for provision of security in accordance with Section 303 German Stock Corporation Act (Aktiengesetz) for claims caused after the date hereof. The parties undertake to terminate the Profit and Loss Transfer Agreement with effect as of December 31, 1998. Any costs associated with such termination shall be borne by Seller.

2. Buyer shall operate the business of Rushware, Softgold and ABC from the date hereof until December 31, 1998 in the ordinary course of business with the diligence of an ordinary merchant (Sorgfalt eines ordentlichen Kaufmannes) and - to the extent in compliance therewith - in accordance with past practice. No extraordinary obligations shall be entered into in said period. Seller is entitled to nominate a person who shall be given the opportunity to monitor the business of Rushware, Softgold and ABC from the date hereof until December 31, 1998.

3. Seller guarantees that the Agreement by and between Softgold and Peter Ball regarding the Provision of Key Account Manager Services by Peter Ball dated March 1. 1998 has been validly terminated with effect as of December 31, 1998, and that no claims for compensation or other extraordinary payment will arise out of or in connection with such termination except as provided for in the 1998-Financial Statements and the 1998-Consolidated Financial Statements.


                                   Section 12

                             Non-Competition Clause

Seller and Seller's shareholders undertake for a period of three years as of the date hereof to refrain from any competition with Rushware, ABC and Softgold in Germany, Austria or Switzerland, be it directly or indirectly, in particular through the establishment of, participation in, conclusion of an employment contract with or consultation of other companies engaged in the business field of Rushware, ABC or Softgold, i.e. in the development, publishing, republishing and/or distribution of computer games and console video games. With respect to John Menzies Holding GmbH, however, such non-compete undertaking for the territory of Germany shall be limited to a six months period as of the date hereof and shall not apply with respect to Austria and Switzerland. Further, John Menzies Holding GmbH shall not be subject to the non-compete undertaking for the existing "THE Games" business of selling to and buying from Nintendo of Europe (based in Germany) computer games and console video games. For any case of a violation of this non-competition clause, Buyer may require payment of a contractual penalty in the amount of DM 250.000,-- (say: Deutsche Mark: two hundred fifty thousand). A violation exceeding a period of one month - by excluding the exception, that a number of related and successive acts shall be considered as constituting one single act only (Fortsetzungszusammenhang) - shall be deemed a new independent violation of the non-competition clause. Buyer's right to assert cease and desist claims - also by means of preliminary injunctions - as well as claims for further damages shall remain unaffected thereby; any contractual penalty shall, however, be set off against a claim for damages. Instead of raising a claim for damages, Buyer may also demand that any legal transactions concluded by Seller or its shareholders in violation of the preceding non-competition clause shall be treated as having been affected for the account of Rushware, ABC, Softgold or Buyer or that any proceeds Seller or its shareholders may derive therefrom shall be immediately transferred to either of them.


                                   Section 13

                          Total Limitation of Liability

The total liability ("Inanspruchnahme") of Seller - except for adjustments of the Purchase Price as provided in Section 5 (6.) - under and in connection with this Agreement shall be limited to the Adjusted Purchase Price. Beyond such amount, Seller shall be obliged to reimburse, indemnify and/or hold harmless Buyer or, at Buyer's choice, Rushware, Softgold or ABC, should Seller on the date hereof or thereafter use the credit lines granted by Bayerische Landesbank, Westfalenbank and BHF-Bank to the three companies (cf. the confirmations attached as ANNEX 15); the parties have agreed that as of the date hereof Seller shall no longer make use of such credit lines.

                                   Section 14

                          Confidentiality/Press Release

No public announcement concerning the sale and purchase of the shares or the other matters contemplated by this Agreement shall be made by any party unless in the form and text such announcement shall first have been approved by the others except that in the event that Buyer or its parent company is required by law or by the regulations of NASDAQ or other security markets on which any of its shares or other securities are listed to make any announcement or circular it may do so after first consulting Seller as to the contents thereof if such consultation is practicable.


                                   Section 15

                                 Costs and Taxes


1. Each party hereto shall bear its own costs and expenses which have been or will be incurred by it in connection with the preparation and conclusion of this Agreement, including the costs of its respective advisers. Buyer shall also pay the costs of the advisers occupied - on its part - with the preparation of this Agreement, in particular public accountants and lawyers as well as the costs of this Agreement and its execution (including the costs of recording in valid form and registration costs) unless explicitly provided otherwise herein. Costs of audit proceedings shall be borne in accordance with Section 5(5.), supra.

2. Each party shall pay its own taxes, in particular such taxes imposed on a sales profit.

                                   Section 16

                               Expert Arbitration

1. If claims under and in accordance with this Agreement are subject to disagreement of the parties, and if Seller and Buyer fail to reach an agreement within a period of fourteen days from a corresponding request by one of the parties with respect to certain values shown, individual items or other valuation issues of the annual financial statements for the fiscal years 1995, 1996 or 1997, the 1998-Financial Statements or the 1998-Consolidated Financial Statements, in particular in connection with
      Section 5, Section 6(2.), (3.) and Section 8, each party shall appoint an expert whose unanimous decision shall be binding for the parties. The advisers who were charged by the parties in the preceding negotiations can also be appointed as experts. The experts chosen shall be fluent in the English language.

2. If the arbitrators fail to reach an agreement, they shall submit an expert opinion giving reasons for their different opinions. Within the given scope, a third expert acting as arbitrator shall render a binding and final decision. This expert shall be appointed jointly by the parties.

3. Should one of the parties fail to appoint an expert within a period of fourteen days from the corresponding request of the respective other party, or should the parties fail to reach an agreement on the appointment of a third expert within a period of fourteen days from receipt of the experts' opinion, then, upon request of any party, the corresponding expert will be appointed by the Wirtschaftspruferkammer (Chamber of Public Accountants) of Dusseldorf. The third expert shall not have acted so far for the parties hereto and companies associated with them. Upon request of one of the parties, an auditor with sufficient professional knowledge and employed by a large international public accountancy firm, who is fluent in English, shall be designated as third expert.

4. The parties shall be given an opportunity of presenting their opinion to the experts in writing and orally in English. Witnesses shall be heard in their native tongue. The experts shall comment on the submissions made by the parties hereto in their expert opinions provided they hold different views. They shall be bound by the arrangements made herein and in the Annexes hereto.

5. The expenses and the remunerations of the experts shall be advanced by the parties upon first request in equal shares and shall be borne wholly or partially by the defeated party upon conclusion of the procedure. The own costs of the parties and of their advisers, unless they act as experts, shall be excluded from this provision. Such costs shall in any event be borne by the parties themselves. The experts shall finally decide on the allocation of such costs within the scope of the above principle at their reasonable discretion.


                                   Section 17

                                     Notices

1. Notices in connection with this Agreement and its execution shall be addressed to, and the parties shall be served at:

      1.1   AS TO SELLER:

            Funsoft Holding GmbH
            - Geschaftsleitung -
            Daimlerstr. 8
            41564 Kaarst

            with a copy to:

            Deringer Tessin Herrmann & Sedemund

            Attn. Eckhard Martin, Esq.
            Freiherr-vom-Stein-Str. 31
            60323 Frankfurt


      1.2   AS TO JOHN MENZIES HOLDING GMBH:

            c/o Deringer Tessin Herrmann & Sedemund
            Attn: Eckhard Martin, Esq.
            Freiherr-vom-Stein-Str. 31
            60323 Frankfurt


      1.3   AS TO MR. THOMAS MATZEN:

            c/o Deringer Tessin Herrmann & Sedemund
            Attn: Eckhard Martin, Esq.
            Freiherr-vom-Stein-Str. 31
            60323 Frankfurt


      1.4   AS TO MR. HANS RABE:

            c/o Deringer Tessin Herrmann & Sedemund
            Attn: Eckhard Martin, Esq.
            Freiherr-vom-Stein-Str. 31
            60323 Frankfurt


      1.5   AS TO MR. JURGEN GOELDNER:

            c/o Deringer Tessin Herrmann & Sedemund
            Attn: Eckhard Martin, Esq.
            Freiherr-vom-Stein-Str. 31
            60323 Frankfurt


      1.6   AS TO BUYER:

            THQ Inc.
            - Management -
            5016 North Parkway Calabasas, Suite 100
            Calabasas, California 91302
            USA
            with a copy to:

            Bruckhaus Westrick Heller Lober
            Attn. Dr. Ruth Luttmann, Esq.
            Freiligrathstr. 1
            40479 Dusseldorf

2. The above addresses shall remain valid unless and until the other parties have been notified in writing by any change of address, provided, however, that a change of the address or the authorized receiving agent shall be valid only if the respective party has a serving address within the Federal Republic of Germany.

3. All notices in connection with this Agreement must be in writing, and shall become effective upon receipt. Notices by telefax, telegram or telex must be confirmed in writing.


                                   Section 18

                                Final Provisions

1. Any changes of and supplements to this Agreement shall be made in writing, unless notarization is required. This shall also apply to any waiver of the written form.

2. Should any provision of this Agreement be or become invalid or should this Agreement be found to contain a gap, the validity of the remaining provisions shall not be affected thereby. The invalid provision or the gap shall be automatically replaced or filled by such other provision coming, if and to the extent legally permitted, as close as possible to what the parties hereto have intended with the invalid provision, in particular with any invalid measure of performance, time or period contained herein, or they would have stipulated, if they had considered the issue to be regulated.

3. This Agreement is subject to, and shall be governed by, the laws of the Federal Republic of Germany.

4. Court of venue for all disputes arising out of, or in connection with, this Agreement shall - to the extent legally possible - be Frankfurt a.M..

Dusseldorf, this day of 2 December 1998


THQ Inc.

by:


/s/ Brian J. Farrell
---------------------------
Brian J. Farrell



Funsoft Holding GmbH
by:


/s/ Hans Rabe
---------------------------
Hans Rabe


John Menzies Holding GmbH

by:


/s/ Eckhard Martin
---------------------------
Eckhard Martin


/s/ Thomas Matzen                                 /s/ Hans Rabe
---------------------------                       ------------------------
Thomas Matzen                                     Hans Rabe


/s/ Jurgen Goeldner
---------------------------
Jurgen Goeldner